SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

August 20, 2007
Date of report (Date of earliest event reported)



Petroleum Development Corporation
Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other Jurisdiction of Incorporation	*Commission File Number*	*IRS Employer Identification Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ]   Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 7.01   Regulation FD Disclosure.

Steven R. Williams, Chairman and CEO of Petroleum Development Corporation, will present at the Twelfth Annual Oil & Gas Conference in Denver, CO, on August 20, 2007, 5:10 PM ET.

The transcript of the presentation is attached herein as Exhibit 99.1.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

PowerPoint Presentation: Petroleum Development Corporation: The Oil & Gas Conference, August 20-23, 2007, Denver

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: August 20, 2007

By: /s/ Richard W. McCullough
         Richard W. McCullough
         Chief Financial Officer



Petroleum Development Corporation

The Oil & Gas Conference
August 20-23, 2007
Denver



Steven R. Williams, Chairman & CEO

Thomas E. Riley, President

NASDAQ GSM: PETD

Forward Looking Statements



This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Contact Information

Investor Relations
Petroleum Development Corporation
120 Genesis Boulevard
PO Box 26
Bridgeport, West Virginia 26330
Phone: 304.842.3597
Fax: 304.842.0913
www.petd.com



Company Snapshot



❖ Market Cap (08/09/07)   ✓ Approx. $700 Million

❖ Proved Reserves (12/31/06)   ✓ 323 Bcfe (2006 58% PD)
  - ➢ 500+ Bcfe (2007E)

❖ Production (2006)   ✓ 16.9 Bcfe
  - ➢ 28 Bcfe (2007E)

❖ Production Profile (2Q07)   ✓ 78% N. Gas/ 22% Oil

❖ Rocky Mountains   ✓ 85%+ (2007)

❖ Diluted Average Shares Outstanding (2007)   ✓ 14,860,000
  - ➢ (Down 8%)

Core Operating Areas



Rocky Mountains

2006 Proved Reserves: 265.5 Bcfe
2006 Production: 14.1 Bcfe
2007E Production: 24 Bcfe

Michigan Basin

2006 Proved Reserves: 21.2 Bcfe
2006 Production: 1.4 Bcfe
2007E Production: 1.8 Bcfe

Appalachian Basin

2006 Proved Reserves: 36.0 Bcfe
2006 Production: 1.5 Bcfe
2007E Production: 2.6 Bcfe

See slide 2 regarding Forward Looking Statement.

Acquisitions Summary

- Proceeds from 2006 lease sale funded $209 Million in acquisitions ($191 Million Like-kind exchange tax deferred)
  - During December 2006 and January 2007
  - 3P reserves acquired total an estimated 153 Bcfe (84% proved)
  - Acquisitions primarily in existing operating areas
    - Wattenberg Field, DJ Basin Colorado
    - Appalachian and Michigan Basins
- Additional properties acquired in February 2007
  - Estimated 26.6 Bcfe proved and probable reserves
  - $11.8 million purchase price

See slide 2 regarding Forward Looking Statement.

Increasing Production



28 Bcfe 07E
66% YOY Growth

Bcf Equivalents

30 · 25 · 20 · 15 · 10 · 5 · 0

1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007E

☐ Oil ■ Natural Gas

See slide 2 regarding Forward Looking Statement.

6

Increasing Estimated Proved Reserves



500+ Bcfe 07E
55%+ YOY Growth

See slide 2 regarding Forward Looking Statement.

Energy Market Exposure

Percentage of Production by Market

(Based on Mcfe)



Oil, 21.7%

Nymex, 12.4%

Michigan, 8.5%

Northern Border, 0.5%

Midcontinent, 15.9%

Colorado Liquids, 3.7%

Colorado Interstate Gas, 37.2%

See slide 2 regarding Forward Looking Statement.

CIG Basis



Nymex and CIG Rates
Actual through June 2007
Projected from July 2007 Forward as of 6/29/07

See slide 2 regarding Forward Looking Statement.

General Changes to 2007 Operational Plan



- Increased net Grand Valley wells
- Reduced net Wattenberg wells
  - Originally modeled Codell only completions; actual wells are mulitzone completions (J-sand, Codell and Niobrara, as appropriate)
  - Increased CAPEX in Codell refracs and Niobrara recompletions
- Reduced activity level in ND and reallocated capital

See slide 2 regarding Forward Looking Statement.



2007 Actual vs. Production Forecast

2007 Production Forecast
Bcf Equivalents
0
1
2
3
4
5
6
7
8
9
1Q
2Q
3Q
4Q
Forecast
Actual

- 2007 Estimates
  - Production of 28 Bcfe
  - Exit Rate of 100 Mmcfe/d

Mid-year production increase from:

- Late 2Q2007 Garden Gulch compression facility start-up (Grand Valley)
  - Gross capacity increased from 17 to 50 Mmcf/d
  - Reduced line pressure in Grand Valley
- Addition of new wells in all producing areas of the Rocky Mountain Region

See slide 2 regarding Forward Looking Statement.

Production Rate Progression



Average Daily Production (Mmcfe/d)

Legend:
- Dec-06
- Jun-07
- Jul-07

See slide 2 regarding Forward Looking Statement.

Drilling Activity



See slide 2 regarding Forward Looking Statement.

Grand Valley Field
Piceance Basin, Colorado





Garfield Co.
6S/97W
6S/96W
Grand Valley Field
7S/97W
7S/96W
Colorado River
PDC Leasehold

2007 Plan

- July 2007 net daily production 27 Mmcfe/d (2006 exit rate was 15.4 Mmcfe/d)
- Approximately 355 net locations on 10-acre spacing
  - 148 net PUD locations
  - 207 remaining unproved locations
- Drill 41 net wells
  - 50 Bcfe added by drilling
  - $93 Million D&C cost

See slide 2 regarding Forward Looking Statement.

Grand Valley Achievements



2005, 2006, 2007 Drill Curves



- **Reduced drilling time**
  - Valley wells drilled in 11 days (2007) vs 18 days (2005)
  - Mesa top directional wells drilled in 15 days (2007)

- **Improved Completion Design**
  - *Slick Water Fracs* – cleaner, non-gelled fluid results in improved EURS
  - 20% increase of per-well EURs from 1.25 to 1.5 Bcfe
  - Increase IP rate from 820 to 1,100 Mcfd

See slide 2 regarding Forward Looking Statement.

Wattenberg Field
DJ Basin, Colorado





- July 2007 net daily production 28 Mmcfe/d (2006 net exit rate 18.6 Mmcfe/d)

- 9,000 acres available for drilling

- Over undeveloped 450 locations
  - 154 40 acre PUD locations
  - Over 300 remaining other locations (Rule 318A and other)
  - 800 Codell and/or Niobrara refracs

See slide 2 regarding Forward Looking Statement.

Wattenberg Field
DJ Basin, Colorado





2007 Plan

- Drill 108 net wells
  - Add estimated 34 Bcfe drilling reserves
  - Shifted focus from single zone to multi-zone completions (J-sands, Codell, & Niobrara)
- 164 re-completions and re-fracs
  - Some booked and some reserve additions
- $86 Million D&C cost

See slide 2 regarding Forward Looking Statement.

17



NECO Field Area
Eastern DJ Basin, Colorado





- July net daily production 11.6 Mmcfe/d (2006 net exit rate 8.5 Mmcfe/d)

- 29,160 acres available for drilling

- 8 defined structures (3D and 2D seismic)

- 100 PUD locations

- 200 potential locations

See slide 2 regarding Forward Looking Statement.

NECO Field Area
Eastern DJ Basin, Colorado





2007 Plan

- Drill 141 wells, PDC 100%WI

- 31 Bcfe added by drilling

- $33 Million D&C cost

- Acquiring 50 square miles of additional 3D seismic

  – Potential addition of 100-200 locations

See slide 2 regarding Forward Looking Statement.

19

Appalachian and Michigan Operation Areas



	Appalachian	Michigan
Operated Wells	1365	206
2006 YE Proved Reserves	36.0 Bcfe	21.2 Bcfe
2007 Acquisition Proved Reserves *	30.1 Bcfe	4.6 Bcfe
% of 2006 YE Proved	84%	22%
2007E Production*	2.6 Bcfe	1.8 Bcfe
Increase from 2006*	86%	20%
July 2007 Net Daily Production	6.2 Mmcfe/d	4.5 Mmcfe/d

See slide 2 regarding Forward Looking Statement.

Continuing Our Success



- Low-risk resource plays
- Strong development inventory
  - Piceance, Wattenberg and Neco all have significant proved and unproved potential
- Proven multi-basin operator
  - Barnett shale activity planned
- Strong balance sheet
- Skilled and experienced management and technical team

See slide 2 regarding Forward Looking Statement.



Petroleum Development Corporation

The Oil & Gas Conference
August 20-23, 2007
Denver



Steven R. Williams, Chairman & CEO

Thomas E. Riley, President

NASDAQ GSM: PETD